SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549




02041062


SEC MAIL PROCESSING
RECEIVED
JUN 1 4 2002
WASH. D.C. 155 SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2002

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
BRAAMFONTEIN
JOHANNESBURG 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No N

THERE ARE A TOTAL OF 5 PAGES CONTAINED
IN THIS MANUALLY SIGNED ORIGINAL

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CRGH

FORWARD LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited, together with its subsidiaries (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "predict", "positioned", "will", "may", "risk", the negative thereof and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company and may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to: the Company's dependence on certain major suppliers and clients; dependence on pay-TV operators, some of which may be competitors of the Company, for the distribution and marketing of the Company's thematic channels; changes in government regulation and tax policy; adverse changes in economic conditions; adverse changes in the markets for the Company's products, including as a result of increased competition and aggressive pricing; reliance on technology; dependence on satellites; the inability of the Company to adapt to the rapid change in the entertainment and communication industry as a result of evolving distribution and broadcasting technologies; reliance on key personnel; the consequence of the Company failing to successfully manage the conversion to the euro; and other risk, uncertainties and factors inherent in the Company's business. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPPI LIMITED



By: ____________________________
Name: DG WILSON
Title: EXECUTIVE DIRECTOR - FINANCE

Date: June 10, 2002

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EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
99	Press Release dated June 6, 2002	5

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sappi Sappi Limited

Announcement

Embargoed/Not for release in, Japan, France, Canada or Australia

Johannesburg, 6 June 2002.

Guaranteed US$ 750 Million Bond Offering by Sappi Subsidiary, Sappi Papier Holding AG.

Sappi Limited, a global coated fine paper manufacturer, announced today that it has guaranteed a US$ 750 million bond offering by its subsidiary, Sappi Papier Holding AG. The issue is a two-tranche offering of US$ 500 million 10-year and US$ 250 million 30-year. The bonds carry fixed coupons of 6.75% for the 10-year tranche and 7.50% for the 30-year tranche, equating to spreads of 175 and 195 basis points, respectively, over the relevant US Treasury bonds. The proceeds will be used to repay existing shorter term debt.

end

Embargoed/ Not for release in Japan, France, Canada or Australia

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into Japan, France, Canada or Australia or distributed directly or indirectly in Japan, France, Canada or Australia.

Issued by: Sappi Limited

For further information:
André Oberholzer
Corporate Affairs & Communication Manager
Sappi Limited
Tel +27 (0) 11 407 8044
Fax +27 (0) 11 403 8236
Cel +27 (0) 82 906 0638
Andre.oberholzer@za.sappi.com